FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
For the month of August 2007
Commission File Number 001-33548
JAGUAR MINING INC.
48 Pleasant St.
Concord, New Hampshire 03301
(603) 224-4800
(Address of principal executive offices.)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  _____

Document No.	Description of Document

1.	Press Release, dated August 27, 2007.

2.	Press Release, dated August 28, 2007

PRESS RELEASE

August 27, 2007	2007-25
Concord, New Hampshire	JAG — TSX/NYSE Arca
Jaguar Mining to Ring NYSE Opening Bell
Jaguar Mining Inc. (“Jaguar” or the “Company”) (JAG: TSX/NYSE Arca, JAG.NT: TSX) announced today that its President and Chief Executive Officer, Daniel Titcomb, along with certain members of its senior management team and Board of Directors will celebrate Jaguar’s recent listing on the NYSE Arca Exchange by presiding over the New York Stock Exchange Opening Bell on Tuesday, September 4, 2007 at 9:30 AM EDT.
Jaguar has been listed on the NYSE Arca Exchange since July 23 and on the Toronto Stock Exchange since February, 2004.
About Jaguar Mining
Jaguar is one of the fastest growing gold producers in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais. Jaguar is actively exploring and developing additional mineral resources at its 72,000 acre land base. Additional information is available on the Company’s website at www.jaguarmining.com.

For Information:
Investors and analysts:	Media inquiries:
Bob Zwerneman	Valéria Rezende DioDato
Director of Investor Relations	Director of Communication
603-224-4800	603-224-4800
bobz@jaguarmining.com	valeria@jaguarmining.com
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48 Pleasant Street · Concord, NH 03301 · Phone: (603) 224-4800 · Fax: (603) 228-8045 · info@jaguarmining.com · www.jaguarmining.com

PRESS RELEASE

August 28, 2007	2007-26
Concord, New Hampshire	JAG — TSX/NYSE Arca
JAGUAR MINING ANNOUNCES NORMAL COURSE ISSUER BID
Jaguar Mining Inc. (“Jaguar” or the “Company”) (JAG: TSX/NYSE Arca, JAG.NT: TSX) announced today that it has received approval from the Toronto Stock Exchange (“TSX”) for a notice filed by Jaguar of its intention to make a normal course issuer bid to purchase up to the lesser of 2,760,224 common shares, being 5% of the issued and outstanding common shares of Jaguar, and the number of common shares equal to a maximum aggregate purchase price of Cdn.$5,250,000. In addition, the Company’s aggregate purchase of shares during any trading day will not exceed the lesser of 36,909 shares, being 25% of the average daily trading volume of the shares based on their trading volume on the TSX for the most recently completed six calendar months preceding the date of the notice of intention, excluding purchases made by the Company through the facilities of the TSX, and the maximum number of shares that Jaguar may purchase on any trading day pursuant to applicable U.S. securities laws, subject in each case to the Company’s ability to make “block” purchases through the facilities of the TSX in accordance with the TSX rules. Jaguar currently has 55,204,497 common shares outstanding.
The normal course issuer bid will commence on August 30, 2007 and will terminate on August 29, 2008. This is the second normal course issuer bid undertaken by Jaguar. Under its first normal course issuer bid which took place during the 12-month period from August 25, 2006 to August 24, 2007, Jaguar repurchased for cancellation an aggregate of 63,400 common shares at a weighted average price of Cdn.$5.79 per share. The common shares will be acquired through the facilities of the TSX and the purchase and payment for the shares will be made by Jaguar in accordance with the requirements of the TSX and all other applicable laws. The price paid by Jaguar for any common shares acquired by it will be the market price of the shares at the time of acquisition. All shares acquired by Jaguar under this bid will be cancelled.
Jaguar is engaging in a normal course issuer bid because it believes that, from time to time, the market price of its common shares may not fully reflect the underlying value of its business and its future business prospects. As a result, depending upon future price movements and other factors, Jaguar believes that its outstanding common shares may represent an attractive investment, since a portion of Jaguar’s excess cash can be invested for an attractive risk adjusted return on capital through its bid.
About Jaguar Mining
Jaguar is one of the fastest growing gold producers in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais. Jaguar is actively exploring and developing additional mineral resources at its 72,000 acre land base. Additional information is available on the Company’s website at www.jaguarmining.com and on SEDAR at www.sedar.com.

48 Pleasant Street · Concord, NH 03301 · Phone: (603) 224-4800 · Fax: (603) 228-8045 · info@jaguarmining.com · www.jaguarmining.com

For information:
Investors and analysts	Media Inquiries
Bob Zwerneman	Valéria Rezende DioDato
Director of Investor Relations	Director of Communication
603-224-4800	603-224-4800
bobz@jaguarmining.com	valeria@jaguarmining.com
Forward Looking Statements
Certain statements in this press release constitute “Forward-Looking Statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation. This press release contains Forward-Looking Statements, including statements concerning Jaguar’s future objectives and future profitability. Forward-Looking Statements can be identified by the use of words, such as “are expected”, “is forecast”, “approximately” or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-Looking Statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labour and equipment, the possibility of labour strikes and work stoppages and changes in general economic conditions. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.
These Forward-Looking Statements represent our views as of the date of discussion. The Company anticipates that subsequent events and developments may cause the Company’s views to change. The Company does not undertake to update any Forward-Looking Statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion. For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company’s Forward-Looking Statements, see the “CAUTIONARY NOTE” regarding Forward-Looking Statements and “RISK FACTORS” as filed in the Company’s Annual Information Form for the year ended December 31, 2006 filed on SEDAR and available at www.sedar.com, and its filings, including the Company’s Registration Statement on Form 40-F filed with the U.S. Securities and Exchange Commission on June 18, 2007, which are available at www.sec.gov through EDGAR.
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 2

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JAGUAR MINING INC.
Date: August 28, 2007	/S/ Robert J. Lloyd
	By:	Robert J. Lloyd
	Title:	Corporate Secretary